[PJC Letterhead]

January 23, 2012

Suzanne Hayes Assistant Director United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	VIA EDGAR

Re:	Piper Jaffray Companies
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 3, 2011
File No. 001-31720

Ladies and Gentlemen:

On behalf of Piper Jaffray Companies (individually and collectively with its subsidiaries, “Piper Jaffray,” the “Company,” “we,” “us,” or “our”), I am pleased to submit this response to the comments of the Staff on the above-referenced Form 10-K and Form 10-Q, as set forth in Ms. Hayes’ letter dated January 6, 2012.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the response of Piper Jaffray.

On behalf of the Company, I hereby acknowledge that (i) Piper Jaffray is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings, and (iii) Piper Jaffray may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

To assist the Staff in reviewing this letter, we will separately deliver to Ms. Trotter and Mr. Envall, by overnight mail, a copy of this letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 25

Liquidity, Funding and Capital Resources, page 42

1.	Comment: We note your disclosure of the value of your liquid assets as of December 31, 2010 and 2009. Given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, in addition to disclosing the amount of liquid assets as of the balance sheet dates, in future filings please also disclose the average amounts of liquid assets during the period.

Response:

Beginning with the Form 10-K for the fiscal year ended December 31, 2011, we will disclose the daily average amount of liquid assets during the period in addition to the amount of liquid assets as of the balance sheet dates. We anticipate including the following draft of proposed disclosures in our future filings:

	Balance at December 31,		Average Balances for the Twelve Months Ended December 31,
(Dollars in thousands)	2011	2010	2011		2010
Cash and cash equivalents:
Cash in banks	$—	$—	$—		$—
Money market investments	—	—	—		—

Total cash and cash equivalents	$—	$—	$—	(1)	$—	(1)

(1)	Average balances calculated based upon ending daily balances.

2.	Comment: As a related matter, please tell us how you consider cash and securities segregated to be available for general liquidity purposes when such accounts are maintained for the exclusive benefit of your clients under Rule 15c3-3.

Response:

We do not consider cash and securities segregated to be available for general liquidity purposes but rather available to meet specific customer liabilities reflected on our balance sheet. Beginning with the Form 10-K for the fiscal year ended December 31, 2011, we will modify our disclosure to more clearly indicate that our cash and cash equivalents are available for general liquidity purposes and that cash and securities segregated are specifically available to fund customer liabilities. We anticipate including the following draft of proposed disclosures in our future filings:

In addition, we have cash and securities segregated of $25.0 million and $27.0 million that is available exclusively for customer liabilities included on our balance sheet as of December 31, 2011 and 2010, respectively. This cash and securities segregated consists of deposits in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, which subjects Piper Jaffray & Co., our U.S. broker dealer subsidiary carrying client accounts, to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of our clients.

Item 8. Financial Statements and Supplementary Data, page 54

Notes to the Consolidated Financial Statements, page 62

Note 4 – Acquisition of Advisory Research, Inc., page 69

3.	Comment: We note that you issued 881,846 shares of restricted stock as partial consideration for your acquisition of ARI, and that the valuation of such stock was based on the acquisition-date market price of your common stock discounted for liquidity restrictions. Please provide us with a description of the liquidity restrictions placed on these shares, including both time-based and post-termination restrictions. Please also tell us the liquidity discount applied in the valuation of these shares and how such discount was derived.

Response:

We issued 881,846 shares of time-based restricted stock as partial consideration for our acquisition of ARI. The restriction on the disposition of the restricted stock terminates ratably over four years. Recipients of the shares continue to vest regardless of their employment status. Unvested shares will be cancelled only if employment terminates for cause, as defined in the purchase agreement for illegal or fraudulent acts, or if the recipient engages in certain restricted activities, as defined, either during employment or within an 18-month post-employment period. Restricted activities consist of disclosing confidential company-related information without written consent and soliciting employees and clients. The valuation of these shares was based on the acquisition-date fair value of our common stock on March 1, 2010, discounted for the time-based liquidity restrictions placed on these shares. KPMG LLP’s Economic and Valuation Services division was engaged to assist in determining the liquidity discount for lack of current marketability.

To determine the valuation discount, we considered both quantitative and qualitative criteria including: term of the restriction; volatility of the stock; quantity of the revenue; quality of earnings; distribution policies; magnitude of holding; ownership restrictions; length of time that would be necessary to dispose of the interest; soundness of capitalization; and redemption policies. The method utilized for quantifying the discount for lack of marketability was the geometric average rate put model approach; a variation of the Asian option model. This posits that a principal disadvantage of holding restricted stock is that the holder is unable to sell the underlying security to liquidate the position if the stock begins to fall in value. This approach suggests that a protective put option is the price that would be paid to protect against the downside risk during the period of prohibition. Inputs in the geometric average rate put option model included the Company’s share price (assumed to be an at-the-money put option), selected U.S. Federal Reserve interest rates, the time component needed to liquidate, and our average implied and historical common share prices.

Given the four-year restriction schedule, the marketability discount for the 881,846 shares was calculated by valuing four options with varying terms. For each option, we calculated the implied discount (cost of options divided by $1 stock price) and applied the discount to the $9.8 million of restricted stock available each annual vesting period. The resulting fair value per share was inversely impacted by the remaining time period to vest. The average implied discount was 19.3%, or $7.5 million in aggregate, ranging from 12% to 23% for each of the four annual vesting option terms. The associated discount was $1.2 million in option year one, $2.0 million in option year two, $2.1 million in option year three, and $2.2 million in option year four. We believe the option pricing approach was the most appropriate methodology to apply when quantifying a discount for lack of marketability.

Note 6 – Fair Value of Financial Instruments, page 73

4.	Comment: We note that you utilize the services of independent pricing services in certain of your fair value estimates. Please address the following in detail:

•	Quantify for us the amount of financial instruments classified as level 2 within the fair value hierarchy whose fair values were determined using pricing service data from external providers.

•

Tell us whether you obtain an independent auditor’s report or other documentation from your third party pricing service provider regarding its controls over valuation of financial instruments you classify in Level 2 of the fair value hierarchy to support the completeness and accuracy of the prices received.

•

Describe to us any control deficiencies identified related to the service provider’s valuation of Level 2 financial instruments and how you considered the deficiencies in concluding you have complied with GAAP relating to valuation and have effective internal control over financial reporting (ICFR).

•

Explain to us whether any documentation from the third party service provider contains caveats or disclaimers about the pricing information provided. If so, explain the procedures you performed to determine you have complied with GAAP relating to valuation and have effective ICFR.

•

Describe to us the frequency with which you challenge the pricing of any particular Level 2 financial instrument received from the service provider, the results of such challenges, and the impact the challenges had on your assessment of the service provider’s internal controls.

•

Tell us whether the third party pricing service providers provide you a list of the observable market data (including similar securities whose price they use or adjust) or model inputs that they use to price each security or class of securities in sufficient detail that you are able to assess whether the pricing methodology complies with ASC 820. If so, explain to us how you validate this data or otherwise confirm its completeness and accuracy.

Response:

Based on the Company’s role as a “dealer” in the securities industry, our traders determine the fair value of our financial instruments classified as Level 2 in the fair value hierarchy. Our traders are active market participants on a daily basis and maintain a high level of knowledge of the securities we hold and the current market prices transacting for those securities. The Company does not generally determine the fair value of its financial instruments based on prices provided by third-party pricing vendors. Rather, the fair value information provided by third-party pricing vendors may be used as a reference point to corroborate our trader’s valuation.

Traders review all inventory positions and the related valuations on a monthly basis. The trader’s fair value pricing is reflective of the securities’ terms and features, recent observable trading activity, corroboration of the valuation of positions with similar characteristics, broker quotes, and overall market conditions. The trader may reference information from a third-party service provider during this process; however, the fair value recorded in the consolidated financial statements is the trader’s estimate, not the value assigned by a third-party service provider.

To validate the fair value information provided by our traders, the Company has independent pricing verification procedures in place. All assets and liabilities reported at fair value are subject to an independent price verification review. The Company has established parameters which set forth when securities are independently verified by its Risk Management department. The selection parameters are generally based upon the type of security, the level of estimation risk of a security, the materiality of the security to our financial statements, and other specific facts and circumstances of our security portfolio. In evaluating the initial pricing valuations made by our traders, the Company’s Risk Management department considers the nature and complexity of securities involved (e.g. term, coupon, collateral and other key drivers of value), level of market activity for securities, and corroboration to the valuation of positions with similar characteristics, risks, and components. Additionally, the independent reviews generally include benchmarking security valuations to market activity. Risk Management benchmarks trader pricing to primary and secondary market activities (i.e. information from Trade Reporting and Compliance Engine (“TRACE”), Municipal Securities Rulemaking Board (“MSRB”) trade reporting, or dealer quotes) and the results are reviewed for reasonableness. If market activity is not consistent with our trader pricing, further analysis is performed and management documents the resolution.

In 2011, the Company implemented a Valuation Committee, comprised of members of senior management, to formally oversee and ensure the proper functioning of the Company’s internal control processes over fair value measurements. The Valuation Committee reviews specific security valuations, with an emphasis on hard-to-value securities, as part of its oversight function.

The Company receives independent third-party pricing information from two organizations (JJ Kenny and IDC). Neither of these third-party pricing vendors provide independent service auditor’s reports or other documentation to support the completeness and accuracy of the prices they provide. One pricing vendor has certain independent service auditor’s reports available; however, the processes covered by these reports are either not applicable to us, or do not provide the level of assurance required to support the completeness and accuracy of the prices received. The Company reviewed the most recent service auditor’s report from this vendor noting that the “examination did not include the accuracy of evaluated prices, reference data or pricing provided …” The service auditor’s reports available are considered ‘Type I’ reports per Statement on Auditing Standards No. 70, Service Organizations, and therefore provide no assurance on the operating effectiveness of controls for any period.

Each of our third-party pricing vendors provides extensive documentation related to their pricing methodologies. The Company’s traders use their understanding of these methodologies as they evaluate security vendor prices as part of their security valuation processes. Documentation provided by our third-party service providers may include general disclaimers about the pricing information provided. For example, a pricing analyst may prioritize inputs differently for securities based on market conditions and economic events. In addition, the service provider states that they do not advise clients as to what securities they should buy or sell. However, regardless of any caveats or disclaimers about the pricing information provided, the Company performs its own valuation procedures to ensure compliance with GAAP relating to valuation, and that effective internal control over financial reporting has been maintained.

The Company’s traders periodically have discussions with our third-party pricing vendors to discuss differences between our trader valuation estimates and the valuations received from pricing vendors. Our third-party pricing vendors do not provide us with a list of the observable market data or model inputs used to price each individual security. The Company relies principally upon the observable market data it observes daily as a “dealer” to validate its security classification hierarchy.

5.	Comment: Please also revise your future filings to expand your disclosures regarding the extent to which you utilize independent pricing services and how this information is obtained and used in developing your fair value measurements. In this regard, please also disclose the following:

•	Whether, and if so, how and why, you adjust prices obtained from independent pricing services;

•

The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations. To the extent proprietary models and observable inputs are used, discuss the internal controls you have in place to ensure the models and assumptions used by pricing services reflect those used by market participants;

•

How you evaluate the accuracy and completeness of the observable inputs used by the pricing services in valuing securities in order to reach a conclusion that the fair value determination is consistent with ASC 820, and properly classified in the fair value hierarchy; and

•	The internal controls in place over the prices received from pricing services.

Response:

As noted in Response #4, the Company employs specific control processes and procedures to determine the fair value of its financial instruments. The Company’s control infrastructure is fundamental to ensuring that all of its financial instruments are valued in accordance with ASC 820 and properly classified in the fair value hierarchy. Based on the nature of the Company’s business and its role as a “dealer” in the securities industry, the fair values of its financial instruments are determined internally.

We will revise our future filings to clarify that we do not rely upon third-party pricing vendors to meet our fair value measurement obligations in accordance with ASC 820.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A, Filed March 16, 2010

Annual Incentive Compensation, page 21

6.	Comment: In future filings please disclose how you determined what portion of a named executive officer’s annual incentive compensation was paid in cash and what portion was paid in the form of equity compensation.

Response:

In future filings, we will disclose how we determined what portion of a named executive officer’s annual incentive compensation was paid in cash vs. equity. We anticipate that such disclosures would be substantially similar to the following draft:

On an annual basis, the Compensation Committee, together with the Nominating and Governance Committee, reviews the executive officer compensation process, which includes a review of the allocation between cash and equity. The Compensation Committee also reviews the compensation mix between cash and equity for executives as part of its regular strategic review of executive compensation programs. This is to ensure the programs will incentivize executives to focus on firm-wide, long-term value creation for shareholders. Accordingly, the executives that are viewed to have the greatest ability to influence long-term, firm-wide results receive the largest allocation of equity within the Company. In establishing the allocation between cash and equity, the Compensation Committee may consider historic practice, current equity ownership levels, input from its independent compensation consultant on current market practices, and the role of equity in overall executive compensation program design.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Notes to the Consolidated Financial Statements, page 6

Note 15 – Legal Contingencies, page 22

7.	Comment: We note your disclosure that for certain matters, you may be able to estimate probable losses or ranges of losses but do not believe, based on currently available information, such losses will have a material effect on the Company’s consolidated financial condition. Please respond to the following:

•

We note that the threshold for disclosure in ASC 450-20-50 of possible losses or ranges of losses is based on a “possible” threshold, as opposed to “probable”. Please revise future filings to clarify your disclosure to discuss the range of “possible” losses or ranges of losses.

•

Your disclosure states that you do not believe the estimate of probable losses will have a material effect on your consolidated financial condition, but you did not address your other consolidated financial statements. To the extent that the range of possible losses could have a material effect on any of your consolidated financial statements, please revise future filings to provide the range. If the range of possible losses is not material to any of your consolidated financial statements, please revise your disclosure in future filings to state that fact.

•

Your disclosure states that you are a defendant in one legal proceeding where you believe that material loss is reasonably possible, but you are unable to provide a range of loss that is reasonably possible at this time. To the extent the information is known, please revise your disclosure in future filings to provide additional details about the class action complaints that have been brought on behalf of a proposed class of government entities in order to provide additional information about the contingencies. For example, to the extent that damages have been claimed, or you have knowledge of the amount of securities held by these entities, please disclose those facts.

Response:

We will revise our future disclosures as follows:

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential legal actions, investigations and regulatory proceedings and other factors, the amounts of reserves and ranges of reasonably possible losses are difficult to determine and of necessity subject to future revision. Subject to the foregoing and except for the legal proceeding described below, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established reserves, that pending legal actions, investigations and regulatory proceedings will be resolved with no material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company’s attention or are not yet determined to be reasonably possible.

As you note, the Company was a defendant in one legal proceeding as of September 30, 2011, where management of the Company believed that a material loss was reasonably possible. We anticipate including disclosure substantially similar to the following draft in our future filings:

The Company has one contingency as to which management of the Company believes that a material loss is reasonably possible. The U.S. Department of Justice (“DOJ”), Antitrust Division, the SEC and various state attorneys general are conducting broad investigations of numerous firms, including the Company, for possible antitrust and securities violations in connection with the bidding or sale of guaranteed investment contracts and derivatives to municipal issuers from the early 1990s to date. These investigations commenced in November 2006. In addition, several class action complaints have been brought on behalf of a proposed class of government entities that purchased municipal derivatives. The complaints allege antitrust violations and civil fraud and are pending in the U.S. District Court for the Southern District of New York under the multi-district litigation rules. Several California municipalities have brought separate class action complaints in California, and approximately eleven California municipalities have filed individual lawsuits and not as a part of class actions, which have been transferred to the Southern District of New York and consolidated for pretrial purposes. No loss contingency has been reflected in the Company’s consolidated financial statements as this contingency is neither probable nor reasonably estimable at this time. Management is currently unable to estimate a range of reasonably possible loss for these matters because alleged damages have not been specified, the proceedings remain in the early stages, there is uncertainty as to the likelihood of a class or classes being certified or the ultimate size of any class if certified, and there are significant factual issues to be resolved.

Exhibit 10.1 – First Amendment to Credit Agreement and Waiver

8.	Comment: It appears that you have not filed a Form 8-K related to the amendment or the circumstances surrounding the waiver. Please provide us with your analysis regarding whether an Item 1.01 and/or Item 2.04 Form 8-K was required.

Response:

The Company did not file a Form 8-K related to the first amendment (the “Amendment”) to its Credit Agreement, dated December 29, 2010, by and among the Company, SunTrustBank and the lenders party thereto (the “Credit Agreement”) and the related waiver because the Amendment was not material to the Company and all conditions necessary to an event triggering acceleration or an increase in a direct financial obligation had not occurred. Item 1.01 of Form 8-K requires registrants to file an amendment to a material definitive agreement only if it is material to the registrant. For information to be material, generally there must be a substantial likelihood that the disclosure of omitted information would have been viewed by a reasonable investor as significantly altering the “total mix” of information made available. See, e.g., Basic v. Levinson, 485 U.S. 224, 231-232 (1988).

The primary purposes of the Amendment were (i) to permit the Company to establish and manage investment funds, (ii) make limited investments in such funds and (iii) not include these funds and the entities managing them within the scope of other covenants in the Credit Agreement. The Company believes the management of, and investment in, these funds is part of the ordinary course of business for full-service investment banks with asset management operations such as Piper Jaffray, and that the Credit Agreement was not intended to limit these operations. Further, the Amendment does not affect the lending terms that typically are of significant interest to investors, including the amount or term of any lending commitments, the applicable interest rates, the payment periods, or the collateral provided by the Company under the Credit Agreement. The Company therefore believes the Amendment does not significantly alter the total mix of information regarding the Company’s operations or contractual commitments, which would be necessary to make the Amendment material. As a result, the Company concluded that an Item 1.01 Form 8-K was not required.

Item 2.04 of Form 8-K requires registrants to disclose certain information if a triggering event causing the increase or acceleration of a direct financial obligation of the registrant occurs and the consequences of the event are material to the registrant. If a declaration or notice is necessary prior to the increase or acceleration of the obligation, then Item 2.04 is not triggered. See Exchange Act Form 8-K Compliance & Disclosure Interpretations, Question 108.01. Section 8.1 of the Credit Agreement generally provides that Events of Default under the Credit Agreement (as defined therein) require the Administrative Agent under the Credit Agreement to provide notice to the Company prior to exercising the potential remedies specified in the Credit Agreement, including accelerating the Company’s obligations thereunder. This notice requirement is subject to exceptions for liquidation, reorganization, insolvency and bankruptcy events that are not applicable to the Company or the subject of the waiver. The Administrative Agent did not provide the Company the notice required under the Credit Agreement to accelerate the Company’s obligations thereunder. Accordingly, the Company concluded that an Item 2.04 Form 8-K was not triggered by the waiver.

* * * * *

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions concerning any of the information set forth herein, please telephone me at (612) 303-8069.

Best Regards,

/s/ Debbra L. Schoneman

Debbra L. Schoneman

Chief Financial Officer